UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41852

ZenaTech, Inc.

(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460

Vancouver, British Columbia, Canada V6Z 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Outstanding Shares

ZenaTech, Inc. (the “Company”) (Nasdaq: ZENA; FSE: 49Q; BMV: ZENA) is furnishing this Report on Form 6-K to report the number of its common shares issued and outstanding. As of September 30, 2026, the Company had 201,157,883 common shares issued and outstanding.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-293356) to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENATECH, INC.

By: /s/ Shaun Passley
Name: Shaun Passley, Ph.D.
Title: Chief Executive Officer

Date: October 2, 2026